P.O. Box 489

Jefferson, Texas 75657

Office: 903-665-7371 Cell: 903-926-1287

October 17, 2017

Kristi Marrone, Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Innocap Inc. (the “Company”)

Form 10K for the Year Ended January 31, 2017

File No. 0-50612

Dear Ms. Marrone:

The paragraph numbers below correspond to the numbered comments in your comment letter dated October 10, 2017.

Item 9A Controls and Procedures

1.All future filings will clearly specify that the COSO framework of 2013 was used to evaluate internal control.

Amendment No. 1 to Form 10K

2.All future annual and quarterly filings, including amendments, that are filed by the Company will include copies of all exhibits required by Items 601(b)(31) and 601(b)(32) of Regulation S-K

The Company and its management understand that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Paul Tidwell

Paul Tidwell

President